Exhibit 21.1
LIST OF SUBSIDIARIES1

Name	Jurisdiction
First Internet Bank of Indiana[2]	Indiana
First Internet Public Finance Corp.[3]	Indiana
FC Subsidiary, Inc.	Georgia
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1    Omits two wholly-owned subsidiaries of First Internet Bank of Indiana that do not constitute significant subsidiaries.
2    Also does business as “First Internet Bank”.
3    Indirect subsidiary wholly-owned by First Internet Bank of Indiana.